[ESCALA GROUP LOGO]

Matthew M. Walsh                                    623 Fifth Avenue, 27th Floor
Executive vice president and CFO                       New York, New York  10017
mwalsh@escalagroup.com                                        PHONE 212-421-9400
                                                             www.escalagroup.com


May 25, 2006


VIA EDGAR
---------

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
Attention:  Steven Jacobs, Accounting Branch Chief
            Rachel Zablow, Staff Accountant

                    Re: Escala Group, Inc. (f/k/a Greg Manning Auctions, Inc.) 10-K for the year ended June 30, 2005
                          Form 10-Q for the quarter ended September 30, 2005 Form 10-Q for the quarter ended December 31, 2005
                          File No. 1-11988

Ladies and Gentlemen:

     Escala Group, Inc. (the "Company" or "Escala") is providing its responses to the comment from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC"), by letter dated May 11, 2006.

     Form 10-Q for the quarter ended September 30, 2005
     --------------------------------------------------
     Form 10-Q for the quarter ended December 31, 2005
     -------------------------------------------------

          Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations, pages 26 and 31

1. We have read your response to prior comment 2. Please note that EITF 00-21 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. However, it does not provide guidance on the appropriate financial statement presentation related to these revenue arrangements. In that regard, please confirm to us that the 10% (in certain cases, 12%) sourcing fee represents less than 10% of sales revenue for all periods presented or revise your statement of earning in future filings to separately present these amounts. Please also note that if you present revenues on a disaggregated basis the related cost of revenues should also be presented on a disaggregated basis. Refer to Rule 5-03 of Regulation S-X and SAB 101 as amended by SAB 104 for further guidance.

                   Trusted By Serious Collectors ....Worldwide
                               NASDAQ symbol: ESCL

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

Division of Corporate Finance
Page 2


     First, I refer to you to the revised disclosure set forth in our Report on Form 10-Q for the quarter ended March 31, 2006. On page 28 of that report, we state:

     In addition to receiving the purchase price for the material sold, the Company receives a fee from Afinsa for the processing and handling of the stamps. The fee is in the amount of 10% of the amount of the material sold. The processing and handling services performed by the Company include the following: a multi-level inspection and quality control check on every item that is proposed to be supplied to Afinsa, ensuring that the material is in the format and of the quality specified by Afinsa, maintaining a grading system on suppliers, and preparing and maintaining back-up documentation for all material supplied to Afinsa. The fee is calculated based on the amount of each particular invoice and is included on such invoice. Revenue is recognized upon shipment of the goods.

     In addition to the 10% fee described above, pursuant to the supply contract CdC receives a fee from Afinsa equal to 2% of the purchase price of all material sold directly to Afinsa by GMA in the United States. This fee is for services rendered to Afinsa by CdC after the material is shipped from the United States. These additional services include further quality verification, expertising and final processing of the material. This 2% fee is invoiced separately to Afinsa and revenue is recognized upon final shipment of the material to Afinsa.

     In response to the Staff's comment, the table on the following page compares the total revenue from the 10% and 2% fees to total revenues:








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Division of Corporate Finance
Page 3

                                        Sourcing Fee       Total
                                        ------------      -------
                                         to Afinsa        Revenue     % of total
                                        ------------    ----------    ----------

3 months ended June 30, 2003                    696         29,827        2.3%
                                        ------------    ----------
12 months ended June 30, 2003                   696        101,191        0.7%


3 months ended September 30, 2003               971         34,487        2.8%
3 months ended December 30, 2003              3,027         53,215        5.7%
3 months ended March 31, 2004                 3,135         64,505        4.9%
3 months ended June 30, 2004                  3,374         60,683        5.6%
                                        ------------    ----------
12 months ended June 30, 2004                10,507        212,890        4.9%


3 months ended September 30, 2004             2,273         48,090        4.7%
3 months ended December 30, 2004              3,018         58,940        5.1%
3 months ended March 31, 2005                 2,603         55,712        4.7%
3 months ended June 30, 2005                  4,668         77,572        6.0%
                                        ------------    ----------
12 months ended June 30, 2005                12,562        240,314        5.2%


3 months ended September 30, 2005             3,808        558,996        0.7%
3 months ended December 30, 2005              4,182        877,051        0.5%
3 months ended March 31, 2006                 4,182      1,135,913        0.4%
                                        ------------    ----------
9 months ended March 31, 2006                12,173      2,571,960        0.5%

For all periods presented, the total sourcing fee to Afinsa was less than the 10% threshold for financial statement presentation. As such, the Company believes that the current statement of earnings presentation is appropriate.




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Division of Corporate Finance
Page 4



2. In addition, to the extent the consideration received from Afinsa exceeds the fair value of the stamps considering their condition and other factors, the excess should be accounted for as a capital contribution. Please advise us or revise your financial statements accordingly.

     The Company believes the appropriate accounting treatment is to recognize as revenue the entire consideration received from Afinsa for the value of the philatelic materials supplied to Afinsa.

     However, we point out that this is among the issues that the Board of Directors of the Company has recently requested that its Audit Committee independently investigate. This investigation is underway. If the Company's position changes as a result of this investigation or otherwise, the Company will inform the Staff promptly. In that regard, we point out that our next financial filing is not due until on or about September 13, 2006 (Report on Form 10-K).

                                      - - -

     The Company acknowledges that:

          o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
          o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
          o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Should you have any questions in regard to this response, please call me at 212-421-9400.

Very truly yours,

/s/ Matthew M. Walsh

Matthew M. Walsh







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